UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 10, 2011

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This report contains the press release dated November 10, 2011 entitled “NXP Announces $500 Million Term Loan Transaction and Closing Initial Tranche of Private Exchange Transaction.”

Exhibits

1.	press release dated November 10, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 10th day of November 2011.

NXP Semiconductors N.V.

/s/ K.-H. Sundström
K.-H. Sundström, CFO

NOT FOR DISTRIBUTION IN ITALY

NXP Announces $500 Million Term Loan Transaction and Closing Initial Tranche

of Private Exchange Transaction

Eindhoven, the Netherlands, November 10, 2011 — NXP Semiconductors N.V. (NASDAQ: NXPI) (“NXP”) announced today that its subsidiary, NXP B.V., together with NXP Funding LLC, has launched a transaction seeking commitments for up to US$500 million in new senior secured loans due 2017, the proceeds of which would be used to refinance a portion of NXP’s existing secured floating rate notes. The new secured loans would be drawn as additional loans under NXP’s existing Senior Secured Term Loan Facility due 2017. The lead-left bookrunner on the transaction is Barclays Capital, the investment banking arm of Barclays Bank plc and Credit Suisse will be joint bookrunner.

NXP further announced that NXP B.V., together with NXP Funding LLC, have today closed the initial tranche of the previously announced private exchange transaction, issuing $534.5 million U.S. dollar-denominated senior secured floating rate notes due 2016 (“New FRNs”) in exchange for $250.5 million principal amount of its U.S. dollar-denominated floating rate notes due 2013 and €200.5 million principal amount of its euro-denominated floating rate notes due 2013. NXP expects to complete the final tranche of the transaction by issuing the remaining $79.7 million of New FRNs in November and retiring additional euro- and U.S.-dollar denominated floating rate notes due 2013.

This announcement is for informational purposes only. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. Neither this document nor the information contained herein constitutes an offer to sell or the solicitation of an offer to buy any securities or other instruments.

This press release is not for distribution to any Italian person or any address in the Republic of Italy.

About NXP

NXP Semiconductors N.V. (Nasdaq: NXPI) provides High Performance Mixed Signal and Standard Product solutions that leverage its leading RF, Analog, Power Management, Interface, Security and Digital Processing expertise. These innovations are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications. A global semiconductor company with operations in more than 25 countries, NXP posted revenue of $4.4 billion in 2010. For more information visit www.nxp.com.

Forward-looking Statements

This document includes forward-looking statements which include statements regarding our business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward- looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions, our ability to successfully introduce new technologies and products, the demand for the goods into which our products are incorporated, our ability to generate sufficient cash, raise sufficient capital or refinance our debt at or before maturity to meet both our debt service and research and development and capital investment requirements, our ability to accurately estimate demand and match our production capacity accordingly or obtain supplies from third-party producers, our access to production from third-party outsourcing partners, and any events that might affect their business or our relationship with them, our ability to secure adequate and timely supply of equipment and materials from suppliers, our ability to avoid operational problems and product defects and, if such issues were to arise, to correct them quickly, our ability to form strategic partnerships and joint ventures and successfully cooperate with our alliance partners, our ability to win competitive bid selection processes to develop products for use in our customers’ equipment and products, our ability to successfully establish a brand identity, our ability to successfully hire and retain key management and senior product architects; and, our ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and our business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, our market segments and product areas will develop. We have based these assumptions on information currently available to us, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, if there are such differences, our future results of operations and our financial condition could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, we do not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our SEC filings are available from on our Investor Relations website, www.nxp.com/investor or from the SEC website, www.sec.gov.

Media and Investor Relations contacts:

Media

Pieter van Nuenen

+ 31 40 272 5398

pieter.van.nuenen@nxp.com

Investor Relations

Jeff Palmer

+1 408 474 5111

jeff.palmer@nxp.com